Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

Group 1 Automotive, Inc.

Ratios of Earnings to Fixed Charges

(Dollars in thousands, unaudited)

	For the three months ended March 31, 2015	For the year ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Pretax income	$57,472	$164,400	$191,895	$160,735	$132,094	$80,904
Add:
Fixed charges	26,324	105,739	97,233	84,395	78,429	79,342
Less:
Capitalized interest	(119)	(731)	(805)	(689)	(635)	(131)

Total Earnings	$83,677	$269,408	$288,323	$244,441	$209,888	$160,115
Fixed Charges:
Interest expense	$23,259	$91,306	$80,639	$69,261	$61,409	$61,327
Estimated interest within rent expense	2,946	13,702	15,789	14,445	16,385	17,884
Capitalized interest	119	731	805	689	635	131

Total Fixed Charges	$26,324	$105,739	$97,233	$84,395	$78,429	$79,342
Ratio of Earnings to Fixed Charges	3.2	2.5	3.0	2.9	2.7	2.0